中信泰富有限公
BY COURIER

04010822

Exemption No. 82-5232

CITIC PACIFIC

Date : 22nd March, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room ~~5045 (stop 3-4)~~ 3011 3-2
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED MAR 23 2004 WASH. D.C. 155 SECTION

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since February 19, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

Encl.
AT/wy/LTR-2231

Exemption No. 82-5232

Annexure

CITIC Pacific Limited

List of Information that the Company since February 19, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : March 2, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Letter to the HKSE regarding board meeting for approving the 2003 final results announcement
   Date : March 8, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Return of Allotments
   Date : March 11, 2004
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Announcement of Results for the Year Ended 31 December 2003
   Date : March 18, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Notice of 2004 Annual General Meeting
   Date : March 18, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 29th February, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 2nd March, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,190,060,160	--	---
Increase/~~(Decrease)~~ during the month	50,000	--	---
Balance at close of the month :	2,190,110,160	--	---

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,950,000	--	50,000	--	9,900,000	50,000
2. _____ Exercise price: HK$ _____						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. _____ *Subscription price: HK$* _____						
2. _____ *Subscription price: HK$* _____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
_____ Convertible price: HK$ _____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						50,000

Remarks : ____________________

Authorised Signatory:

Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

中信泰富有限公司

BY FAX AND BY HAND

Date: 8th March, 2004

CITIC PACIFIC

The Listing Division
The Stock Exchange of Hong Kong Ltd.
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Attn: Ms. Anne Chapman

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

This is to advise that a board meeting of the Company will be held on 18th March, 2004 at 10:30 a.m. to, inter alia, decide the recommendation of payment of the final dividend, if any, for the year ended 31st December, 2003 and to approve for publication of the announcement of the profits or losses for the year ended 31st December, 2003.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

AT/ww/LTR-2220

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

145656

1 Company Name 公司名稱

CITIC Pacific Limited
中信泰富有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
24	02	2004	to 至	24	02	2004

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HKD20,000.00

Premium Amount Paid and Payable [(A) plus (B)] 已繳及應繳的溢價總額 [(A) plus (B)] $ HKD890,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 （包括此分配） $ HKD876,044,064.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Shares	50,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD890,000.00

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue, Central,
Hong Kong.

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

11/03/2004 EE520629
CR No. : -145656-
Sh. Form : SC1

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

145656

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Shares		
Wong Wing Kay, Raymond 黃榮基	**Flat 'D', 22/F., Fu Dat Court, 32 Fortress Hill Road, Hong Kong.**	**50,000**		
	Total Shares Allotted by Class 各類股份分配總額	**50,000**	**Nil**	Nil

Signed 簽名 :

(Name 姓名) : (**Alice Tso Mun Wai**) Date 日期 : 11th March, 2004

~~Director 董事~~／Secretary 秘書 *

Delete whichever does not apply 請刪去不適用者

Announcement of Results
for the Year Ended 31 December 2003

CITIC Pacific Limited

CITIC PACIFIC

Chairman's Letter to Shareholders

CITIC Pacific's net profit for 2003 was HK$1,305 million, a decrease of 66% compared with the HK$3,875 million in 2002. This decline is due to the loss of income from the three bridges and two tunnels in Shanghai, which were sold, a decrease in aviation's contribution, and a HK$587 million provision against the value of investment properties. Fortunately the SARS affected businesses recovered quickly, and a detailed analysis of their performance can be found in the Operations and Financial sections of this report. The Board recommends maintaining the final dividend at the same level as 2002 of HK$0.7 per share.

Power

A key business of CITIC Pacific is the generation of electric power, and 2003 has provided CITIC Pacific with the following excellent opportunities:

The Ligang Power Station in Wuxi, Jiangsu Province is the flagship of our Company's power business. Construction of its third 2X600MW phase began in 2003 and operation is planned for 2006. The fourth phase, also 2X600MW, is expected to be operational in 2007. Equipment for both phases has already been ordered. CITIC Pacific recently acquired an additional 9% of the Ligang Power Station Phases I and II and now owns 65%. Our shareholding in Phases III and IV will be higher at 73%.

Also in Wuxi, our application to build a Pumped Storage facility with a capacity of 700MW is being considered by the relevant authorities.

In January 2004 we became a 20% owner of the North United Power Corporation, which has an attributable generating capacity of 4,310MW, all in Inner Mongolia. Another 920MW of attributable capacity is being planned for 2004. North United Power Corporation is now a partnership between Inner Mongolia Electric Co. and two other major power companies China Huaneng Group and Shenhua Group. Inner Mongolia has substantial coal deposits making it an ideal location for power generation, both for the requirements in the autonomous region, and to supply electricity to North and Northeast China through the grid. In coming years North United Power will continue to build additional capacity with the aim of becoming one of the largest power generation companies in China.

China is short of power both today and in the long run as prosperity will continue to increase, so CITIC Pacific is confident that there will be opportunities to expand our power generation business in the coming years.

Communications

In November CITIC Pacific established a 20-year exclusive cooperative relationship with the All-China Sports Federation and the Chinese Olympic Committee to develop, operate and maintain an interactive platform for broadband digital sports using the brand Chinese Interactive Sports. Three websites are in operation: *sport.org.cn* providing accurate and authoritative sports reports; *olympic.cn* the official site of the Chinese Olympic Committee presented in English and Chinese, and *sport.cn* which integrates four existing sites: China Sports on-line, China E-Sports, China Sports Lottery and On-line Sports Goods. The China Sports Federation lists 99 "official" sports, and interest in them is intense throughout China, so the opportunities presented to CITIC Pacific through these ventures are immense.

During 2003, steps have been taken to develop data and e-commerce platforms, and a profitable on-line internet game has been marketed throughout China which attracted over 10 million subscribers, and on occasions up to 210,000 simultaneous players. Having proved the operational aspects of the system, more products will be launched in 2004.

CITIC 1616's profit was reduced in 2003 as margins came under pressure, but margins have now stabilized, and the advantage of being Asia's largest IDD wholesaler will be seen in the coming years.

Steel

Over the last 10 years, CITIC Pacific has developed a very successful business manufacturing steel for specialized uses such as ball bearings, gears and automobile springs. In 2003, a record 1.7 million tonnes was produced, of which 145,000 tonnes was exported. Jiangyin Xing Cheng has the highest production of bearing steel in China. In partnership with Sumitomo Metals, a one million tonne expansion will begin shortly. Building on this experience, in February 2004 CITIC Pacific entered into an agreement to purchase 95% of the Daye Special Steel Mill at Huangshi, Hubei Province which in 2003 manufactured 1.3 million tonnes of specialty steel, and plans 2 million tones in 2004. In January 2004 CITIC Pacific increased its ownership in its existing Jiangyin Special Steel Plant to 79% by purchasing shares from our partner. We plan to reorganize and expand our enlarged steel interests and become the market leader in specialty steel in China.

Property

The 1st phase of the Westgate Garden residential development in Shanghai is targeting for pre-sale in 2004, and completion 2005/2006. We also own a parcel of land with a site area of about 4.7million sq feet near the Shanghai Pudong airport for future development for logistics purposes. Our investment properties of CITIC Square and Royal Pavilion are doing well. A number of other development opportunities in different locations are under negotiation, and we are confident of the continued opportunities that the growth of the Chinese economy will present in the property sector.

Aviation

Both Cathay Pacific and Dragonair had a difficult time in the first half of 2003, but by early 2004 record numbers of passengers were being carried. Cathay Pacific and Dragonair's success depends on a healthy economy in China delivering more passengers from the Mainland, and in this expanding market both airlines should do well. CITIC Pacific's joint venture with Air China Cargo officially began operation in January 2004, and we are confident that it will benefit from the increasing economic activities in China.

Environmental

A major breakthrough was made in extending our waste treatment businesses in Hong Kong to Shanghai when the Shanghai government awarded our joint venture the contract to design, construct, operate and maintain the Phase 4 of Laogang Municipal waste landfill. There should be many more such opportunities in the future as Chinese cities focus on environmental issues.

Marketing and Distribution

Dah Chong Hong and Sims Trading had good results even though the business in Hong Kong was disappointing, this was more than offset by the performance in other parts of China. Throughout China, both DCH and Sims will continue their systematic expansion building markets and sales networks and modernizing operating facilities while building sophisticated control systems alongside.

Capital Markets

CITIC Capital Markets had an exceptional and profitable year in its first full year of operation, and has established a fine reputation in asset management and investment banking in a very short time.

Our Future

CITIC Pacific is taking new opportunities to expand through China where we expect continued economic growth to create more opportunities in the future. CITIC Pacific's overriding objective is to increase shareholder value, and I am confident that the new projects, in combination with the stable and profitable current businesses, will do so. We will remain focused mainly in areas of greatest expertise - power generation, communications, special steel manufacturing, aviation, property and trading.

CITIC Pacific is financially robust with low leverage and ample cash and unused financial facilities, giving sufficient resources to execute our expansion plans.

On behalf of all the directors, I would like to thank our bankers and investors for their continued support; and to thank the staff of CITIC Pacific and its subsidiaries and associates who have worked so hard in the last year. Their commitment to CITIC Pacific and its future is the basis of our success.

Larry Yung Chi Kin
Chairman
Hong Kong, 18 March 2004

Consolidated Profit and Loss Account

For the year ended 31 December 2003

in HK$ million	Note	2003	2002
Turnover		26,180	22,316
Profit from Consolidated Activities	3	1,132	2,583
Share of Profits Less Losses of			
Jointly Controlled Entities		341	368
Associated Companies		769	1,987
Net Finance Charges	4	(320)	(434)
Profit before Taxation		1,922	4,504
Taxation	5	(371)	(424)
Profit for the Year		1,551	4,080
Minority Interests		(246)	(205)
Profit Attributable to Shareholders		1,305	3,875
Dividends	6	(2,189)	(4,377)
Transfer to Reserves		(40)	(5)
Earnings per Share (HK$)	7	0.60	1.77

Notes:

1 Significant accounting policies

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has adopted SSAP 12 (Revised) "Income Taxes" which became effective for the current accounting year. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax.

In prior years, deferred tax were recognised in respect of the taxation effect arising from material timing differences to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

Under SSAP 12 (Revised), a balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to unused tax losses are recognised to the extent that the future utilisation is probable.

The new accounting policy has been adopted retrospectively. As a result, the profit for the year ended 31 December 2002, capital reserve and retained profits as at 31 December 2002 are reduced by HK$42 million, HK$49 million and HK$107 million respectively.

Also, certain associated companies have changed their profit recognition policies and the impact has been adjusted in the Accounts of the Group retrospectively. As a result, the profit for the year ended 31 December 2002 is increased by HK$15 million and retained profits and goodwill included in reserves as at 31 December 2002 are reduced by HK$26 million and increase by HK$37 million respectively.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of jointly controlled entities and associated companies by principal activities are as follows:

Year ended 31 December 2003 in HK$ million	Turnover	Profit from Consolidated Activities	Share of Profits Less Losses of Jointly Controlled Entities	Share of Profits Less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity							
Infrastructure							
Power	308	227	(3)	-	224	-	224
Civil Infrastructure	6,676	628	76	67	771	-	771
Communications	1,590	90	106	91	287	-	287
Aviation	-	-	-	368	368	-	368
Marketing & Distribution	12,136	345	22	10	377	(75)	302
Property	401	315	-	233	548	75	623
Industrial Manufacturing	4,842	388	-	-	388	-	388
Others	227	73	140	-	213	-	213
Investment Properties Revaluation Deficit	-	(587)	-	-	(587)	-	(587)
Less: General & Administration Expenses	-	(347)	-	-	(347)	-	(347)
	26,180	1,132	341	769	2,242	-	2,242
Net Finance Charges							(320)
Taxation							(371)
Profit after Taxation							1,551

Year ended 31 December 2002 in HK$ million	Turnover	Profit from Consolidated Activities	Share of Profits Less Losses of Jointly Controlled Entities	Share of Profits Less Losses of Associated Companies	Group Total	Segment Allocations	Segment Profit
By principal activity							
Infrastructure							
Power	305	234	4	-	238	-	238
Civil Infrastructure	1,432	1,247	78	76	1,401	-	1,401
Communications	2,887	300	257	81	638	-	638
Aviation	-	-	-	1,215	1,215	-	1,215
Marketing & Distribution	11,212	320	26	19	365	(88)	277
Property	460	349	-	596	945	88	1,033
Industrial Manufacturing	3,581	280	-	-	280	-	280
Others	2,439	213	3	-	216	-	216
Less: General & Administration Expenses	-	(360)	-	-	(360)	-	(360)
	22,316	2,583	368	1,987	4,938	-	4,938
Net Finance Charges							(434)
Taxation							(424)
Profit after Taxation							4,080

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	2003	2002
By geographical area		
Hong Kong	7,482	10,094
Mainland China	17,559	11,066
Japan	420	465
Others	719	691
	26,180	22,316

3 The profit from consolidated activities is arrived at after crediting and charging:

in HK$ million	2003	2002
Dividend income from investments	305	388
Net gain from investments	327	110
Cost of inventories	13,982	11,998
Depreciation and amortisation	609	533
Goodwill amortisation	12	17

4 Net finance charges included interest expense of HK$400 million (2002: HK$490 million).

5 Hong Kong profits tax has been calculated at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Detailed as follows:

in HK$ million	2003	2002
Company and subsidiary companies		
Hong Kong profits tax	72	116
Overseas taxation	79	32
Deferred taxation	(3)	29
	148	177
Jointly controlled entities		
Hong Kong profits tax	30	9
Overseas taxation	47	31
Deferred taxation	(21)	(3)
	56	37
Associated companies		
Hong Kong profits tax	39	93
Overseas taxation	103	78
Deferred taxation	25	39
	167	210
	371	424

6 Dividends

in HK$ million	2003	2002
2003 Interim dividend paid: HK$0.30 (2002: HK$0.30) per share	657	657
2003 Final dividend proposed: HK$0.70 (2002: HK$0.70) per share	1,532	1,532
2002 Special dividend paid: HK$1.00 per share	-	2,188

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$1,305 million (2002: HK$3,875 million) and on 2,188,460,160 shares in issue throughout the year (2002: the weighted average number of 2,189,736,763 shares).

No diluted earnings per share is presented for the year ended 31 December 2003 as the exercise of all the share options outstanding during the year have no dilutive effect on the earnings per share.

8 Pursuant to the adoption of SSAP 12 (Revised) "Income Taxes" which became effective for the current accounting year and the refinement of the Group's classification of associated companies, jointly controlled entities and investments, certain comparative figures and presentation of the accounts have been changed.

Financial Review And Analysis

Group Liquidity and Capital Resources

The Group's cash flow remains very strong and stable and of particular note was the receipt of HK$6.2 billion in early July from the sale of Shanghai road, bridges and tunnels projects. As of 31 December 2003, the Group's total outstanding debt was HK$10.5 billion (31 December 2002: HK$9.3 billion), cash and deposits with banks were HK$5.5 billion giving a net debt of HK$5.0 billion compared to HK$6.7 billion at 31 December 2002. Leverage, measured by the net debt to total capital and net debt to shareholders' funds, was 11% and 13% respectively (31 December 2002: 14% and 16%).

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year:

in HK$ million	2004	2005	2006	2007	2008	2009 and Beyond	Total	Percentage
Parent Company[*]	27	133	1,715	1,877	1,600	3,510	8,862	84%
Subsidiaries	847	517	137	105	60	0	1,666	16%
Total Outstanding Debt	874	650	1,852	1,982	1,660	3,510	10,528	100%
Percentage	8%	6%	18%	19%	16%	33%	100%	

[*] Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

Sources of Financing

As of 31 December 2003, the Group's undrawn available facilities consists of HK$4.6 billion in commited long term loans and HK$1.8 billion of money market lines. In addition, available trade facilities amounted to HK$2.1 billion.

in HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Bank Loans	10,346	5,744	4,602
Global Bonds	3,510	3,510	0
Private Placement	780	780	0
	14,636	10,034	4,602
Uncommitted Facilities			
Money Market Lines	2,243	477	1,766
Trade Facilities	2,488	390	2,098

As of 31 December 2003, the Company had interest rate swap agreements outstanding with a notional amount of approximately HK$2.8 billion and a fair value of around negative HK$94 million which is largely offset by the change of economic value of the asset or liability being hedged. Under these agreements, CITIC Pacific is to exchange fixed to floating or floating to fixed interest with its counterparties, without the exchange of the underlying notional amounts. Other financial instruments such as forward rate agreements may be employed when deemed appropriate to stabilize the overall cost of borrowings over time.

As of 31 December 2003, approximately 62% of the Group's total borrowings after swap bore interest at floating rates and the remaining 38% were at fixed rates with average period of 5 years. The weighted average all-in cost of debt, including fees and hedging costs in 2003 was about 4.6%, the same as a year before.

The denomination of the Group's borrowings before and after currency swap and deposits with banks at 31 December 2003 were:

HK$ million Equivalent

Denomination	HK$	US$	Renminbi	Yen	Other	Total
Borrowings in original currency	4,634	4,505	597	614	178	10,528
Borrowings after Currency Swap	7,201	1,938	597	614	178	10,528
Deposits	292	4,117	905	156	41	5,511
Net Borrowings (Cash) after Swap	6,909	(2,179)	(308)	458	137	5,017

As at 31 December 2003, assets of HK$33 million were pledged to secure banking facilities utilised by subsidiaries, mainly related to Dah Chong Hong's overseas trading business.

Capital Commitment and Contingent Liabilities

As at 31 December 2003, the Group's contracted capital commitment was HK$1,963 million and the Group's contingent liabilities have no significant changes from the last year end date.

Human Resources

As at the end of December 2003, the Group employed 12,174 staff (2002: 11,643) in its headquarters in Hong Kong and its principal subsidiaries and joint venture companies with more than 50% equity stake. Employees working in the Mainland of China increased to 7,827 (2002: 7,168) while those working in Hong Kong decreased to 4,129 (2002: 4,255). The number of employees in other countries remains steady at 218 (2002: 220).

The SARS outbreak in Hong Kong and in the region produced many challenges to our staff both in their daily life and in re-organizing the way business was conducted to ensure normal operations could continue under all possible circumstances. Efforts to take new initiatives to improve efficiency with a view to attaining higher levels of performance continued.

In line with market trends in Hong Kong and to achieve administrative efficiency, the majority of the members of The CITIC Group Retirement Plan consented to its replacement by The CITIC Group Mandatory Provident Fund Scheme. At the same time, recognizing that employees have diverse career and personal goals, the Group's retirement age in Hong Kong was changed to 55 effective from 1 August 2003. There are no material changes in other terms of employment.

CITIC Pacific remains dedicated to non-discriminatory employment policies and practices, and strives to be consistent and fair in administering its human resources management practices. Its overall human resources management policies are largely in line with the market.

Under the CITIC Pacific Share Incentive Plan 2000 ("the Plan") adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares.

On 28 May 2002 options to subscribe for a total of 11,550,000 shares in the Company representing 0.53% of the then issued share capital, at the exercise price of HK$18.20 per share were granted under the Plan. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were exercised, cancelled or lapsed in the year up to 31 December 2003.

Corporate Governance

CITIC Pacific is committed to excellent standards of corporate governance and first class business practices extending beyond compliance with the mandatory requirements such as that of the Companies Ordinance, accounting standards and the Stock Exchange. A full description of the operation of the Board, Audit Committee, Remuneration Committee, Internal & External Auditors, Codes of Best Practice, Connected Transactions and Financial Reporting will be found in the 2003 Annual Report.

Throughout 2003 the Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules. The Audit Committee of the Board, consisting of three independent non-executive directors, has reviewed the 2003 financial statements with management and the Company's internal and external auditors and recommended its adoption by the Board.

Dividend and Closure of Register

The Directors have resolved to recommend to shareholders the payment of a final dividend of HK$0.70 per share (2002: HK$0.70 and a special dividend of HK$1.00 per share), which together with the interim dividend of HK$0.30 per share (2002: HK$0.30) makes a total dividend of HK$1.00 per share (2002: HK$2.00) for the year ended 31 December 2003. The total dividend of HK$1.00 per share will amount to HK$2,189 million of the Company's profit for the year ended 31 December 2003 (2002: HK$4,377 million).

The proposed final dividend of HK$0.70 per share, the payment of which is subject to approval of the shareholders at the forthcoming annual general meeting of the Company to be held on Monday, 10 May 2004, is to be payable on Thursday, 13 May 2004 to shareholders whose names appear on the Register of Members of the Company on 10 May 2004.

The Register of Members of the Company will be closed from Tuesday, 4 May 2004 to Monday, 10 May 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 3 May 2004.

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2003. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2003.

Forward-looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Annual Report and Further Information

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information including a full financial analysis will be posted on the Company's website as soon as possible. The full Annual Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 1 April 2004 and sent to shareholders on 13 April 2004.

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 18 March 2004

CITIC Pacific Limited
中信泰富有限公司

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Monday, 10 May 2004 at 10:30 a.m. for the following purposes:

1 To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2003.

2 To declare a final dividend for the year ended 31 December 2003.

3 To re-elect retiring Directors.

4 To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5 To consider as Special Business, and if thought fit, pass with or without amendments the following resolution as an Ordinary Resolution:

"**THAT** with effect from the financial year ending 31 December 2004,

a. the director's fee of each of the Directors of the Company be fixed at HK$150,000 per annum, until the Company in general meeting otherwise determines; and

b. additional remuneration be payable to each of the Non-executive Directors who serve on the Board Committees of the Company at the levels as shown below, until the Company in general meeting otherwise determines:

	HK$ (per annum)
Audit Committee	100,000
Remuneration Committee	50,000"

6 To consider as Special Business and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the New Articles of Association of the Company be altered by:

A. amending Article 2 as follows:

1. deleting the definition of "associate" and substituting the following:

"associate" in relation to any Director, shall mean:

(i) his spouse;

(ii) any child or step-child, natural or adopted, under the age of 18 years of the Director or of his spouse (together with (i) above, the "family interests");

(iii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object and any company ("trustee-controlled company") in the equity capital of which the trustees, acting in their capacity as such trustees, are directly or indirectly interested so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary (together, the "trustee interests");

(iv) a holding company of a trustee-controlled company or a subsidiary of any such holding company; and

(v) any company in the equity capital of which he, his family interests, any of the trustees referred to in (iii) above, acting in their capacity as such trustees, and/or any trustee interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company.

2. adding a definition of "business day", as follows:

"business day" shall mean any day on which the Stock Exchange is open for the business of dealing in securities;

3. deleting the definition of "Hong Kong" and substituting ""Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China";

4. deleting in the definition of "newspaper" the words "the Chief Secretary" and substituting "the Chief Secretary for Administration";

5. deleting from the definition of "Secretary" the words "or corporation";

B. deleting Article 17 and substituting the following:

"Every person whose name is entered as a member in the register shall be entitled (except in relation to replacement certificates) without payment to receive within ten business days after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of such sum as may from time to time be permitted under the rules prescribed by the Stock Exchange for every certificate after the first, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders."

C. deleting Article 21 and substituting the following:

"If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such sum as may from time to time be permitted under the rules prescribed by the Stock Exchange, and on such terms and conditions, if any, as to the publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity."

D. amending Article 81 as follows:

1. deleting the words "the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)", and substituting "the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)"; and

2. adding at the end of Article 81,

"Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

E. deleting in Article 102(A)(viii) the words "special resolution" and substituting "ordinary resolution";

F. deleting the existing paragraph (H) of Article 103 and substituting the following new paragraph (H):

"(H) A Director shall not vote or be counted in the quorum present at the meeting in respect of any contract or arrangement or proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company."

G. deleting Article 108 and substituting the following:

"No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days."

H. deleting in Article 110 the words "special resolution" and substituting "ordinary resolution";

I. deleting Article 184(A) and (B) and substituting the following:

"(A) Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss or damages which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(B) The Company may indemnify any Director or other officer of the Company, against any liability incurred by him:

(a) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(b) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(C) The Company may purchase and maintain for any Director or officer of the Company:

(a) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(D) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

7 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

8 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

9 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT conditional upon the passing of Resolutions (7) and (8) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (8) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (7)."

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 18 March 2004

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Tuesday, 4 May 2004 to Monday, 10 May 2004, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Pursuant to Article 75 of the New Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the Chairman of the meeting; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published in the local newspapers and on the websites of the Company and The Stock Exchange of Hong Kong Limited on the business day following the above meeting.

(v) Concerning item 3 above, Messrs Larry Yung Chi Kin, Peter Lee Chung Hing, Norman Yuen Kee Tong, Liu Jifu and Willie Chang shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the New Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election. The biographical details and interests in the securities of the Company of all the Executive Directors and Non-executive Directors to be re-elected at the above meeting are provided in the sections of "Directors and Senior Managers" and "Directors' Report" respectively in the 2003 Annual Report of the Company.

(vi) Concerning item 5 above, in view of the directors' workload and responsibilities, it is proposed to increase the directors' fees from HK$120,000 per annum for Chairman and HK$100,000 per annum for the other Directors to HK$150,000 per annum for each of the Directors of the Company.

In addition, as a result of the increasing part non-executive directors play in the good governance of listed companies, the Company proposes to move towards adopting a more transparent approach for determining the remuneration of Board Committee members. Thus, the levels of remuneration payable to Non-executive Directors serving on the Board Committees of the Company are proposed to members for approval.

(vii) The Companies (Amendment) Ordinance 2003 (the "Amendment Ordinance") has come into operation on 13 February 2004 and The Stock Exchange of Hong Kong Limited has announced amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") which include, among other things, amendments to Appendix 3 of the Listing Rules that will come into effect on 31 March 2004. Appendix 3 of the Listing Rules sets out the provisions with which a listed company's articles of association should conform.

In order to make the Company's New Articles of Association consistent with the Amendment Ordinance and the amended Appendix 3 of the Listing Rules, a special resolution to modify various Articles in the Company's New Articles of Association is proposed under item 6.

(viii) Concerning item 7 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Listing Rules, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(ix) Concerning item 8 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(x) Concerning item 9 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.